July 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-3628

Attn:	Tim Buchmiller Mary Beth Breslin Jenn Do Kevin Kuhar

Re:	Poseida Therapeutics, Inc. (the “Company”) – Request for Acceleration Registration Statement on Form S-1 (File No. 333-239321)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern time on July 9, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 808 copies of the Company’s Preliminary Prospectus dated July 6, 2020 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BofA Securities, Inc. Piper Sandler & Co. William Blair & Company, L.L.C.

As representatives of the several Underwriters

By:	BofA Securities, Inc.

	By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

By:	Piper Sandler & Co.

	By:	/s/ Paul Scansaroli
Name: Paul Scansaroli
Title: Managing Director

By:	William Blair & Company

	By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Partner, Head of Equity Capital Markets

[Signature Page to Acceleration Request Letter]